UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

January 8, 2024

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐                 No  ☒

Announcement of Receipt of Nasdaq Deficiency Notice Regarding Minimum Bid Price Requirement

On January 5, 2024, ASLAN Pharmaceuticals Limited (the “Company”) received a notice (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) that the Company is not currently in compliance with the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). The Notice indicated that, consistent with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 days, or until July 3, 2024 (the “Compliance Deadline”), to regain compliance with the Minimum Bid Price Requirement by having the closing bid price of the Company’s ADSs meet or exceed $1.00 per ADS for at least ten consecutive business days. The Notice is only a notification of deficiency and has no immediate effect on the listing of the Company’s ADSs. The Company’s ADSs will continue to trade on the Nasdaq Capital Market at this time. The Company’s receipt of the Notice does not impact the Company’s business, operations or reporting requirements with the Securities and Exchange Commission. The Company announced the receipt of the Notice through a press release on January 8, 2024 (the “Press Release”), which is attached hereto as Exhibit 99.1.

If the Company does not regain compliance by the Compliance Deadline, the Company may be afforded an additional 180 calendar day period to regain compliance. To qualify, the Company would be required to meet the continued listing requirement for market value of publicly held securities and all other initial listing standards for the Nasdaq Capital Market, except for the Minimum Bid Price Requirement. In addition, the Company would be required to notify Nasdaq of its intent to cure the deficiency during the second compliance period. If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the compliance period (or the second compliance period, if applicable), the Company’s ADSs will become subject to delisting. In the event that the Company receives notice that its ADSs are being delisted, the Nasdaq listing rules permit the Company to appeal a delisting determination to a Nasdaq hearings panel.

There can be no assurance, however, that the Company will be able to regain compliance with the Minimum Bid Price Requirement, and even if it does, there can be no assurance that the Company will be able to maintain compliance with the continued listing requirements for the Nasdaq Capital Market or that the Company’s ADSs will not be delisted in the future. In addition, the Company may be unable to meet other applicable listing requirements of the Nasdaq Capital Market, including maintaining minimum levels of shareholders’ equity or market values of the Company’s ADSs, in which case, the ADSs could be delisted notwithstanding the Company’s ability to demonstrate compliance with the Minimum Bid Price Requirement.

Delisting from the Nasdaq Capital Market may adversely affect the Company’s ability to raise additional financing through the public or private sale of equity securities, may significantly affect the ability of investors to trade the Company’s securities and may negatively affect the value and liquidity of the Company’s ADSs. Delisting also could have other negative results, including the potential loss of employee confidence, the loss of institutional investors or interest in business development opportunities.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-252575), Registration Statement on Form F-3 (File No. 333-254768), Registration Statement on Form F-3 (File No. 333-270835), Registration Statement on Form F-3 (File No. 333-270837), Registration Statement on Form S-8 (File No. 333-252118), Registration Statement on Form S-8 (File No. 333-263843) and Registration Statement on Form S-8 (File No. 333-270832).

Exhibits

Exhibit Number	Exhibit Description

99.1	Press release dated January 8, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: January 8, 2024